Exhibit 99.60

CERTIFICATE OF QUALIFIED PERSON

ERNEST BURGA, P. ENG.

I, Ernest Burga, P. Eng., residing at 3385 Aubrey Rd., Mississauga, Ontario, L5L 5E3, do hereby certify that:

1.	I am an Associate Mechanical Engineer and President of Andeburg Consulting Services Inc.

2.

This certificate applies to the technical report titled “Updated Feasibility Study and Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective of March 29th, 2017.

3.

I am a graduate of the National University of Engineering located in Lima, Peru at which I earned my Bachelor Degree in Mechanical Engineering (B.Eng. 1965). I have practiced my profession continuously since graduation and in Canada since 1975. I am licensed by the Professional Engineers of Ontario (License No. 6067011).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My summarized career experience is as follows:

•	Maintenance Engineer – Backus and Johnston Brewery of Peru	1966-1975
•	Design Mechanical Engineer – Cambrian Engineering Group	1975-1978
•	Design Mechanical Engineer – Reid Crowther Bendy	1979-1981
•	Lead Mechanical Engineer – Cambrian Engineering Group	1981-1987
•	Project Engineer – HG. Engineering	1988-2003
•	Lead Mechanical Engineer – AMEC Americas	2003-2005
•	Sr. Mechanical Engineer – SNC Lavalin Ltd.	2005-2009
•	President – Andeburg Consulting Services Inc.	2004 to present
•	Contracted Mechanical Engineer – P&E Mining Consultants Inc.	2009 to present

4.	I have visited Property that is the subject of this Technical Report on January 24, 2017.

5.	I am responsible for authoring Sections 13, 17, 18, 19, 21, and 22 of this Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 29, 2017

Signing Date: May 11, 2017

{SIGNED AND SEALED} [Ernest Burga]

Ernest Burga, P. Eng.